GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
212-801-9221
e-mail: feldmans@gtlaw.com

December 4, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc. Registration Statement on Form SB-2 for Registration of Common Stock
Ladies and Gentlemen:

On behalf of Foldera, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the Company’s Registration Statement on Form SB-2 (the “Registration Statement”) for the registration of 20,810,630 shares of the Company’s common stock, par value $.001 per share, together with one complete copy of the exhibits listed in the Registration Statement as filed therewith.

The Company has previously transmitted to Mellon Bank (account No. 9108739) a wire transfer in the amount of $3,167.63 in payment of the applicable registration fee.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Reid Dabney, Senior Vice President and Chief Financial Officer of the Company (tel: 714-766-8700), or me (tel: 212-801-9221).

Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosuress

cc:	Mr. Richard Lusk Mr. Reid Dabney Mr. Hamid Kabani